Exhibit 23.3

April 30, 2009

Gushan Environmental Energy Limited (the “Company”)

Room 908, China Merchants Tower

168-200 Connaught Road Central

Sheung Wan, Hong Kong

Dear Sirs:

We understand that the Company plans to file an annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “Annual Report”) with the U.S. Securities and Exchange Commission (the “Commission”). We hereby consent to the reference of our name under the captions “Risk Factors” and “PRC Government Regulations” in the Annual Report and to the filing of this letter as an exhibit to the Annual Report.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the Rules and Regulations of the Commission promulgated thereunder.

Sincerely yours,

Chen & Co. Law Firm